SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                            Report of Foreign Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                        For the month of: March 31, 2002


                         Commission File Number 0-18939


                             BERKLEY RESOURCES INC.
                               (Registrant's name)

                         455 Granville Street, Suite 400
                   Vancouver, British Columbia, Canada V6C 1T1
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes   [ ]         No    [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







All reference to dollar or $ is in Canadian dollars unless otherwise stated.

                     British Columbia Securities Commission
                                QUARTERLY REPORT
                                  FORM 51-901F

ISSUER DETAILS:
NAME OF ISSUER                  FOR QUARTER ENDED              DATE OF REPORT

BERKLEY RESOURCES INC.          March 31, 2002                 May 29, 2002

--------------------------------------------------------------------------------

ISSUER ADDRESS:

Suite 400, 455 Granville Street, Vancouver, BC  V6C 1T1
--------------------------------------------------------------------------------

CITY       PROVINCE    POSTAL CODE     ISSUER FAX NO.      ISSUER TELEPHONE NO


Vancouver, B.C.        V6C 1T1         (604) 682-3600      (604) 682-3701
--------------------------------------------------------------------------------

CONTACT PERSON               CONTACT'S POSITION           CONTACT TELEPHONE NO.

J. Calvert                   Accountant                   (604) 682-3701

E-MAIL ADDRESS:                                   WEB SITE ADDRESS

N/A                                               N/A


CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.


--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                                             DATE SIGNED
Signed:                                                          YY/MM/DD
"ERNEST CALVERT"                                                 02/05/29
--------------------------------------------------------------------------------

DIRECTOR'S SIGNATURE                                             DATE SIGNED
Signed:                                                          YY/MM/DD
"LOUIS WOLFIN"                                                   02/05/29
--------------------------------------------------------------------------------

BERKLEY RESOURCES INC.
INTERIM BALANCE SHEET
                              As at March 31, 2002
                       (Unaudited-Prepared by Management)

                                     ASSETS

                                                                     March 31               December 31
                                                                       2002                    2001
                                                             ------------------------- ----------------------
                                                                        $                        $
CURRENT ASSETS
     Cash                                                           1,136,972                1,070,023
     Accounts Receivable                                              152,976                  133,726
                                                             ------------------------- ----------------------
                                                                    1,289,948                1,203,749

Oil and gas properties and equipment (Note 1)                         541,674                  542,193
Rental Property                                                     2,103,986                2,103,986
Other capital assets (Note 2)                                           5,399                    5,969
                                                             ------------------------- ----------------------
                                                                    3,941,007                3,855,897
                                                             ------------------------- ----------------------

                                   LIABILITIES

CURRENT LIABILITIES
     Accounts payable and accrued liabilities                        109,477                   126,094
     Bank loan (Note 3)                                              755,027                   782,923
     Future removal and site restoration                              53,300                    53,300
                                                             ------------------------- ----------------------
                                                                     917,804                   962,317
                                                             ------------------------- ----------------------

                              SHAREHOLDERS' EQUITY

Capital Stock (Note 4)                                            3,124,326                 2,999,326
Contributed Surplus                                                  75,000                    75,000
Retained earnings                                                  (176,123)                 (180,746)
                                                                  3,023,203                 2,893,580
                                                             ------------------------- ----------------------
                                                                  3,941,007                 3,855,897
                                                             ------------------------- ----------------------

On Behalf of the Board

"Ernest Calvert"           , Director
---------------------------


"Louis Wolfin"             , Director
---------------------------

BERKLEY RESOURCES INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
(Unaudited - Prepared by Management)


                                                                             3 Months ended
                                                                                March 31
                                                                       2002                    2001
                                                             ------------------------- ----------------------
                                                                        $                        $
OIL AND GAS REVENUE                                                    60,556                 157,767
Interest income                                                         5,518                  12,207
Rental income                                                          (1,633)                    482
                                                             ------------------------- ----------------------
                                                                       64,441                 170,456
                                                             ------------------------- ----------------------

ADMINISTRATIVE EXPENSES
Accounting, administration and expenses                                15,216                   6,115
Amortization                                                              569                     795
Consulting and management fees                                         18,000                  18,000
Office and general                                                      4,303                   8,304
Professional fees                                                       5,625                   4,800
Transfer agent fees                                                       804                     810
Wages                                                                  15,300                  15,312
                                                             ------------------------- ----------------------
                                                                       59,817                  54,136
                                                             ------------------------- ----------------------

NET INCOME (LOSS) FOR THE PERIOD                                        4,624                 116,320

RETIANED EARNINGS, BEGINNING OF
PERIOD                                                               (180,747)               (111,830)
                                                             ------------------------- ----------------------

RETAINED EARNINGS, END OF PERIOD                                     (176,123)               (228,150)
                                                             ------------------------- ----------------------

                                                                        (2.80)                  (4.00)

BERKLEY RESOURCES INC.
INTERIM STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)


                                                                             3 Months ended
                                                                                March 31
                                                                       2002                    2001
                                                             ------------------------- ----------------------
                                                                        $                        $
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES:
     Income for the period                                              4,624                116,320
     Add: depreciation                                                    569                 24,795
                                                             ------------------------- ----------------------
                                                                        5,193                141,115


CHANGES IN NON-CASH WORKING
     CAPITAL ITEMS                                                    (35,868)                58,411
                                                             ------------------------- ----------------------


FINANCING ACTIVITIES:
     Expenditures on oil and gas properties                               520                (13,537)
     Repayment of loan                                                (27,896)               (15,632)
                                                             ------------------------- ----------------------
                                                                      (27,376)               (29,169)

INCREASE (DECREASE) IN CASH                                            66,949                370,357

CASH, BEGINNING OF PERIOD                                           1,070,023              1,210,219
                                                             ------------------------- ----------------------

CASH, END OF PERIOD                                                 1,136,972              1,580,576
                                                             ------------------------- ----------------------

BERKLEY RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
March 31, 2002

1. Oil and Gas Properties and Equipment

                                                                    March 31,              December 31,
                                                                       2002                    2001
                                                             ------------------------- ----------------------
                                                                        $                        $
Oil and gas properties and equipment                                3,353,100               3,353,620
     Less: Accumulated amortization and
     Depletion                                                      2,811,427               2,811,427
                                                             ------------------------- ----------------------
                                                                      541,673                 542,193
                                                             ========================= ======================

2. Other Capital Assets
                                             Cost          Accumulated      March 31,       December 31,
                                                          amortization         2002             2001
                                                                               Net               Net
                                               $                $               $                 $

Computer equipment                          12,836           11,582          1,254              1,503
Furniture, fixtures                          5,585            5,052            533                561
Truck                                       39,040           35,428          3,612              3,905
                                         -------------- ------------------ ------------- --------------------
                                            57,461           52,062          5,399              5,969
                                         ============== ================== ============= ====================

3. Bank Loan

The Bank Loan is payable to the Canadian Imperial Bank of Commerce, bears interest at prime plus 0.50% per annum, is due on demand, however, the bank has agreed to accept monthly payments of $11,900 principal and interest, and is secured by a first mortgage over the rental property and an assignment of rents.

                Balance, December 31, 2001                782,923
                Loan Payments                              27,896
                                                          -------

                Balance, March 31, 2002                   755,027
                                                          -------

4. Share Capital

     Authorized 20,000,000 common shares, without par value

                                        Number of Shares        Amount
                                        ------------------------------

Balance, December 31, 2001              5,795,934            2,999,326
Issued in the period for cash             500,000              125,000
                                        ------------------------------
                                        6,295,934            3,124,326
                                        ==============================

During the period the Company received $125,000 from Lisa Wolfin for exercising 500,000 warrants at $.25 per common share. The 500,000 warrants at $.25 issued to Ernest Calvert are still outstanding

5. Related Party Transactions

In addition to amounts disclosed elsewhere in the financial statements, the financial statements include the following transaction with related parties. Accounting, administrative and premises includes $10,764 paid to a private company managed by a Director and consulting and management expense includes $9,000 paid to companies controlled by Directors.

                     British Columbia Securities Commission
                                QUARTERLY REPORT
                                  FORM 51-901F


ISSUER DETAILS:
NAME OF ISSUER                FOR QUARTER ENDED              DATE OF REPORT

BERKLEY RESOURCES INC.        March 31, 2002                 May 29, 2002

--------------------------------------------------------------------------------

ISSUER ADDRESS:

Suite 400, 455 Granville Street, Vancouver, BC  V6C 1T1
--------------------------------------------------------------------------------

CITY       PROVINCE            POSTAL     ISSUER FAX NO.     ISSUER TELEPHONE NO
                               CODE

Vancouver, British Columbia    V6C 1T1    (604) 682-3600     (604) 682-3701
--------------------------------------------------------------------------------

CONTACT PERSON            CONTACT'S POSITION           CONTACT TELEPHONE NO.

J.Calvert                 Accountant                   (604) 682-3701

E-MAIL ADDRESS:                                   WEB SITE ADDRESS

N/A                                               N/A

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                                            DATE SIGNED
Signed:
"ERNEST CALVERT"                                                02/05/29
--------------------------------------------------------------------------------

DIRECTOR'S SIGNATURE                                            DATE SIGNED
Signed:
"LOUIS WOLFIN"                                                  02/05/29
--------------------------------------------------------------------------------

                             BERKLEY RESOURCES INC.
                                  SCHEDULE "B"
                            SUPPLEMENTARY INFORMATION



1.       Analysis of expenses

         a)       General and administrative costs

                  Administration and accounting               $  15,216
                  Consulting and management                      18,000
                  Wages                                          15,300
                  Office and general                             11,301

                  $13,010 was paid to the office in Calgary for administration, accounting and office expenses.


2.       Options Outstanding         457,500 @ $.34 expiry April 25, 2005

                    Ernest Calvert     Director & Insider         195,000
                    Louis Wolfin       Director & Insider         195,000
                    George Scott       Director & Insider          20,000
                    Jim O'Bryne        Employee                    20,000
                    Andrea Regnier     Employee                    10,000
                    Sandra Roy         Director                     5,000
                    David Wolfin       Employee                     5,000
                    Jim Baylis         Employee                     5,000
                    Freddie Chappel    Employee                     2,500


3.       Shares in Escrow             Nil



4.       List of Directors and Officers

                Ernest Calvert        Director & President
                Louis Wolfin          Director & Chief Executive Officer
                Sandra Roy            Director & Secretary
                Lee Ann MacKenzie     Director
                George Scott          Director

                             BERKLEY RESOURCES INC.
                                  SCHEDULE "C"
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                       For the period ended March 31, 2002

Description of Business

The Company is in the business of participating in approximately 50 oil and gas wells in Alberta with interests ranging from 0.03 of 1% to 50%. The Company owns a 100% interest in office space in Vancouver, B.C. in which two Directors pay office rent to the Company.

Results of Oil and Gas Operations

The oil and gas industry experienced a steady first quarter 2002 as oil prices returned to U.S. $26.30 per barrel for West Texas Intermediate (WTI) on March 31, 2002 which was the same price recorded on the same date one year earlier. This recovery was persistent and steady from a mid-November 2001 low of U.S $17.40/barrel following the events of September 11, 2001. Industry has taken comfort in this steady rebound as more and more producers and consumers seem to accept U.S. $25.00/barrel as the long-term benchmark price for WTI. The benchmark price of U.S.$25.00/barrel for WTI oil will on average translate into natural gas prices between Cdn. $4.00 and %5.00 per thousand cubic feet (mcf) based on generally accepted energy equivalent factors. This is reflected in the March 31, 2002 natural gas price of Cdn. $4.40/mcf after recovering from a fourth quarter 2001 low of Cdn. $2.30/mcf.

Environmental considerations will continue to support strong natural gas prices; however, security of supply is expected to remain at or near the benchmark price of U.S. $25.00/barrel as Canada continues to increase its supply of U.S. oil imports.

The demand for good oil prospects produced a ready market for the farmout of the Company's 50-50 owned Economy Creek prospect located in west central Alberta. Two farmees jointly drilled this Triassic oil prospect during the first quarter 2002 free to Berkley and its partner. Unfortunately, the test well was not successful and it was abandoned. The surrounding acreage will be evaluated over the next several months; however, no additional prospects are evident at this time. The sudden slowdown in economic momentum experienced by Industry after September 11, 2001 resulted in the Company and its partners being unable to arrange a timely farmout in the Sturgeon Lake Leduc (D-3) oil prospect located in central Alberta at township 70 range 23 W5M. This prospect is in a winter only drilling area. The well has been licensed and is projected for drilling after October 1, 2002. Farmount arrangements are being pursued.

The oil and gas industry has operated in a steady but tough environment during the first quarter 2002. World events have influenced decisions relating to larger projects such as the Alaska/Mackenzie valley gas pipelines and certain Athabasca heavy oil projects; however, smaller and more conventional projects have continued at a measured pace. Industry continues to buy and sell assets but at a less aggressive level than one year ago; however, mergers-of-equals seems to be finding increased favor among small and large public companies. The Company will continue to seek out and develop good prospects for both oil and gas. Recent mergers have freed up skilled professionals who continue to develop drilling prospects. Berkley will attempt to develop strategic alliances with several such individuals on a mutually beneficial basis in order that the Company can participate in attractive prospects at a ground floor level.

Results of Financial Operations

The Company's balance sheet as at March 31, 2002 as compared to December 31, 2001 reflects its expenditures on oil and gas properties and equipment for the period ended March 31, 2002 and the results from its operations for the period ended March 31, 2002. Overall, total assets increased by $85,110 and total liabilities decreased by $44,513. The Company's working capital increased from $294,732 at December 31, 2001 to $425,444 at March 31, 2002.

Revenues

Net oil and gas revenues decreased by approximately $90,000 from March 31, 2001 figure of $157,767 to March 31, 2001 of $60,556. Of the total revenues of $94,917 the Company received more than 90% of its income from five major properties (i) $28,171 from the John Lake leases ($149,232 March 31, 2001); (ii) $22,052 from the Skiff leases ($40,687 March 31, 2001); (iii) $7,360 from
Zama/Virgo leases ($9,402 March 31, 2001); (iv) $10,867 from, the Carbon leases ($34,047 March 31, 2001) and (v) $22,835 from the Halkirk leases ($23, 992 March 31, 2001).

Oil revenues decreased by approximately $26,000 from March 31, 2001 to March 31, 2002 and natural gas decreased by approximately $145,000 from March 31, 2001 to March 31, 2002. The price of oil at March 31, 2002 was U.S. $26.30/barrel unchanged from same figure at March 31, 2001 and natural gas decreased at March 31, 2002 to Cdn $4.40 compared to $7.65 at March 31, 2001. The decrease in revenue for the period ended March 31, 2002, was due to a decrease in gas prices and a decrease in oil and gas production.

Interest income decreased from $12,207 at March 31, 2001 to $5,518 at March 31, 2002 due to lower interest rates.

Rental income less rental operation expenses showed a loss of $1,633 for the period ended March 31, 2002. Although the building remains 100% occupied, tenants are becoming slower than usual in paying their monthly rent and operating costs including both 3 separate HVAC system repairs and 3 separate plumbing repairs totaling $3,224 reduced the net earnings for the first quarter. An estimated cash call of $25,000 for 2002 final property taxes and working capital purposes is anticipated to be made in June 2002. The Company made payments of $27,896 for the period to the bank loan payable on the building.

Expenses

The Company's administrative expenses as at March 31, 2002 of $59,817 shows an increase of $5,681 from March 31, 2001. The increase in administrative expenses arose from an increase of $9,101 on accounting and administration and a decrease of $4,001 due to general office expense. Accounts receivable increased by approximately $19,000 from December 31, 2001 figure of $133,726 to March 31, 2002 figure of $152,976. Accounts receivable fluctuate depending on the timing of production receipts from operators and amounts due from participants in oil and gas activities.

Accounts payable decreased $16,617 from $126,094 at December 31, 2001 to $109,477 at March 31, 2002.

The Company has made no material changes to its financial position and has sufficient funds on hand to continue its operations for 2002.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          BERKLEY RESOURCES INC.
                                          (Registrant)




Date:   June 30, 2003                     /S/ Matt Wayrynen
     ----------------                     --------------------------------------
                                          Matt Wayrynen, President